As Filed With The Securities and Exchange Commission on October 29, 2001


                                                             File Nos. 333-63730
                                                                        811-4865

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


      Pre-Effective Amendment No. 2             |X|
      Post-Effective Amendment No.              |_|


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


      Amendment No. 35                          |X|


                        (Check appropriate box or boxes.)

                               VARIABLE ACCOUNT A
                           (Exact Name of Registrant)

            American International Life Assurance Company of New York
                               (Name of Depositor)

                       80 Pine Street, New York, NY 10005
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 (302) 594-2978
               (Depositor's Telephone Number, including Area Code)

                             Kenneth D. Walma, Esq.
                           AIG Life Insurance Company
                                 One Alico Plaza
                           Wilmington, Delaware 19899
                     (Name and Address of Agent for Service)

      Copies to:

      Michael Berenson, Esq.       and Ernest T. Patrikis, Esq.
      Morgan, Lewis & Bockius LLP      Senior Vice President and General Counsel
      1800 M Street                    American International Group, Inc.
      Washington, DC 20036-5869        70 Pine Street
                                       New York, NY  10270

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

It is proposed that this filing will become effective (check appropriate box)

|_|   immediately upon filing pursuant to paragraph (b) of Rule 485

|_|   on May 1, 2001 pursuant to paragraph (b) of Rule 485

|_|   60 days after filing pursuant to paragraph (a)(i) of Rule 485

|_|   on ______ pursuant to paragraph (a)(i) of Rule 485

|_|   on ______ pursuant to paragraph (a)(ii) of Rule 485

If appropriate, check the following box:

|_| This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Flexible Premium Deferred Variable Annuity Contract.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that his registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

                                     PART A


Incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File No. 333-63730) filed on September 5, 2001.

                                     PART B


Incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File No. 333-63730) filed on September 5, 2001.

                                     PART C
                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

(a)   Financial Statements


      Audited Statements of American International Life Assurance Company of New York for the year ended December 31, 2000, are included in Part B of Registrant's Pre-effective Amendment No. 1 to Form N-4 (File No. 333-63730) filed on September 5, 2001.


(b)   Exhibits

      1. Certificate of Resolution for American International Life Assurance Company of New York dated June 5, 1986, authorizing the issuance and sale of variable and fixed annuity contracts.*

      2.    N/A

      3.    (a)   Principal Underwriter's Agreement between American
                  International Life Assurance Company of New York and American
                  International Fund Distributors, dated August 1, 1988;*

            (b) Broker/Dealer Agreement between American International Life Assurance Company of New York and American International Fund Distributors, dated August 1, 1988;*

            (c) Selling Agreement between American International Life Assurance Company of New York, AIG Life Insurance Company and AIG Equity Sales Corporation, dated October 1998*

            (d) Distribution Agreement between American International Life Assurance Company of New York, AIG Life Insurance Company and Alliance Fund Distributors, dated June 11, 1991;*

            (e) Buy Sell Agreement between American International Life Assurance Company of New York and Alliance Variable Products Series Fund and Alliance Capital Management, L.P., dated June 11, 1991*

      4.    (a)   Form of Individual Variable Annuity Single Purchase Payment
                  Policy (45649 - 4/87)*

            (b)   Form of Individual Variable Annuity Policy (21VAN0896NY)*

            (c)   Form of Group Variable Annuity Policy (21GVAN897NY)*

            (d)   Form of Variable Annuity Certificate of Coverage(26GVAN897NY)*

            (e)   Form of Group Immediate Variable Annuity Contract
                  (21GVIA1000)##

            (f) Form of Individual Variable Annuity Policy (26GVIA1000) and Certificate Schedule##

            (g)   Form of Group Variable Annuity Group Contract (21GVAN999)###

            (h)   Form of Variable Annuity Certificate of Coverage
                  (26GVAN999NY)###

            (i) Form of Variable Annuity Certificate of Coverage and Contract (26GNSVAN800)####

      5.    (a)   Form of Single Premium Variable Annuity application (52971
                  11/96)*

            (b)   Form of Group Variable Annuity application (24GVAN897)*

      6.    (a)   By-Laws of American International Life Assurance Company of
                  New York as amended on 3/25/75;*

            (b) Certificate of Incorporation of American International Life Assurance Company of New York, dated March 5, 1962;*

            (c) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated February 4, 1972;*

            (d) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated January 18, 1985;*

            (e) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated June 1, 1987;*

            (f) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated March 22, 1989;*

            (g) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated June 27, 1991*

      7.    N/A

      8. Delaware Valley Financial Services, Inc. Administrative Agreement, appointing Delaware Valley Financial Services, Inc. by AIG Life Insurance Company and American International Life Assurance Company of New York, dated October 1, 1986*

      9.    Opinion and Consent of Counsel. (filed electronically herewith)

      10.   (a)   Consent of Morgan, Lewis & Bockius LLP. (filed electronically herewith)

            (b) Consent of Independent Accountants. (filed electronically herewith)

      11.   N/A

      12.   N/A


      13.   Performance Data (filed electronically herewith)


      14.   (a)   Powers of Attorney **
            (b)   Power of Attorney ***

* Incorporated by reference to Registrant's Post-Effective Amendment No. 10 to Form N-4 (File No. 33-39170), filed on October 27, 1998.

** Incorporated by reference to Registrant's Post-Effective Amendment No. 2 to Form N-4 (File No. 33-90686) filed on May 2, 1997.

*** Incorporated by reference to Registrant's Post-Effective Amendment No. 12 to Form N-4 (File No. 33-39170) filed on May 1, 2000.



## Incorporated by reference to Registrant's Registration Statement to N.4 (File No. 33-63412) filed on June 20, 2001.

### Incorporated by reference to Registrant's Registration Statement on Form N-4 (File No. 333-63730) filed on June 25, 2001.

#### Incorporated by reference to Registrant's Registration Statement on Form N-4 (File No. 333-67866) filed on August 17, 2001.

Item 25. Directors and Officers of the Depositor.

The following are the Principal Officers and Directors of the Company:

Officers:

Name and Principal                     Position and Offices
Business Address                       with the Company



James A. Bambrick                      Senior Vice President
One Alico Plaza
600 King Street
Wilmington, DE 19801

Paul S. Bell                           Director, Senior Vice President,
One Alico Plaza                        Chief Actuary
600 King Street
Wilmington, DE 19801

Marion E. Fajen                        Director
5608 N. Waterbury Road
Des Moines, IA 50312

Partick J. Foley                       Director
Donovan, Perry, Carbon
   McDermit & Radzil
Wall Street Plaza
88 Pine Street
New York, NY 10005

Cecil C. Gamwell, III                  Director
419 West Beach Road
Charleston, RI 02813

Maurice R. Greenberg                   Director
70 Pine Street
New York, New York 10270

Jack R. Harnes                         Director
70 Pine Street
New York, New York 10270

John Iniss Howell                      Director
Indian Rock Corporation
263 Glenville Road, 2nd Floor
Greenwich, CT 06831

Jeffrey M. Kestenbaum                  Executive Vice President
80 Pine Street
New York, New York 10005

Jerome T. Muldowney                    Director, Senior Vice  President
175 Water Street
New York, New York 10038

Edward E. Matthews                     Senior Vice President - Finance
70 Pine Street
New York, New York 10270

Robinson Kendall Nottingham            Director, Chairman of the Board
One Alico Plaza
600 King Street
Wilmington, DE 19801

John Oehmke                            Chief Financial Officer, Vice President
One Alico Plaza
600 King Street
Wilmington, DE 19801

Nicholas A. O'Kulich                   Director, Vice  Chairman, Treasurer
70 Pine Street
New York, New York 10270

Edmund Sze-Wing Tse                    Director
70 Pine Street
New York, New York 10270

Elizabeth M. Tuck                      Secretary - Corporate
70 Pine Street
New York, New York 10270

Gerald W. Wyndorf                      Director, Chief Executive Officer,
80 Pine Street                         President
New York, New York 10005

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated by reference to the Form 10-K, Exhibit 21 filed by American International Group (parent of registrant) for the year ended December 31, 2000.

Item 27. Number of Contractowners

Not applicable.

Item 28. Indemnification

Incorporated by reference to Principal Underwriter's Agreement between AIG Life Insurance Company and American International Fund Distributors, dated August 1, 1988, and filed electronically on October 27, 1998 as an exhibit to post-effective amendment no. 12 to the registration statement on Form N-4 (File No. 33-39171).

Item 29. Principal Underwriter

(a) AIG Equity Sales Corp., the principal underwriter for Variable Account A, also acts as the principal underwriter for other separate accounts of the Depositor, and for the separate accounts of AIG Life Insurance Company, an affiliated company.

(b) The following information is provided for each director and officer of the principal underwriter:

Name and Principal Business Address*   Positions and Offices with Underwriter
------------------------------------   --------------------------------------


Kevin Clowe                            Director
Ernest T. Patrikis                     Director
Walter R. Josiah                       Director and President
Ronald Alan Latz                       Director, Vice President and Financial
                                       Operations Principal
Jerome Thomas Muldowney                Director
Helen Stefanis                         Director
Martinnette J. Witrick                 Vice President and Compliance Officer
Kenneth F. Judkowitz                   Vice President
Elizabeth M. Tuck                      Secretary

*     Business address is 70 Pine Street, New York, New York 10270.

(c)                     Net
      Name of           Underwriting   Compensation
      Principal         Discounts and  on            Brokerage
      Underwriter       Commission     Redemption    Commissions  Compensation
      -----------       ----------     ----------    -----------  ------------

      AIG Equity            $0            $0               $0          $0
      Sales Corp.

Item 30. Location of Accounts and Records.

Kenneth F. Judkowitz, Vice President of American International Life Assurance Company of New York, whose address is 70 Pine Street, New York, New York 10270, maintains physical possession of the accounts, books, or documents of Variable Account A required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 31. Management Services.

Not applicable.

Item 32. Undertakings

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a

      Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Registrant represents that in connection with 403(b) Plans, it is relying on the November 28, 1988 no-action letter issued by the SEC to the American Council of Life Insurance.

(e) Registrant represents that the fees and charges deducted under the contracts offered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the company.

                                   SIGNATURES


      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Wilmington, and State of Delaware on this 29th day of October, 2001.


                                    Variable Account A
                                    --------------------------------------------
                                         (Registrant)


                                    By:  American International Life
                                         Assurance Company of New York
                                    --------------------------------------------
                                         (Sponsor)


                                    By: /s/ Kenneth D. Walma
                                        ----------------------------------------
                                        Kenneth D. Walma,
                                        Vice President and General Counsel

      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                     Title                         Date
---------                     -----                         ----

Paul S. Bell*                 Chief Actuary, Senior         October 29, 2001
----------------------------  Vice President, Director
Paul S. Bell

Marion E. Fajen*              Director                      October 29, 2001
----------------------------
Marion E. Fajen

Patrick J. Foley*             Director                      October 29, 2001
----------------------------
Patrick J. Foley

Cecil C. Gamwell, III*        Director                      October 29, 2001
----------------------------
Cecil C. Gamwell, III

M.R. Greenberg*               Director                      October 29, 2001
----------------------------
M.R. Greenberg

Jack R. Harnes*               Director                      October 29, 2001
----------------------------
Jack R. Harnes

John Iniss Howell*            Director                      October 29, 2001
----------------------------
John Iniss Howell

Edward. E. Matthews*          Senior Vice President,        October 29, 2001
----------------------------  Director
Edward E. Matthews

Jerome T. Muldowney*          Senior Vice President,        October 29, 2001
----------------------------  Director
Jerome T. Muldowney

Robinson Kendall Nottingham*  Chairman of the Board         October 29, 2001
----------------------------  of Directors, Director
Robinson Kendall Nottingham

John Oehmke*                  Vice President, Chief         October 29, 2001
----------------------------  Financial Officer
John Oehmke

Nicholas A. O'Kulich*         Vice Chairman, Treasurer,     October 29, 2001
----------------------------  Director
Nicholas A. O'Kulich

Edmund Sze-Wing Tse*          Director                      October 29, 2001
----------------------------
Edmund Sze-Wing Tse

Elizabeth M. Tuck*            Secretary                     October 29, 2001
----------------------------
Elizabeth M. Tuck

Gerald W. Wyndorf*            Director                      October 29, 2001
----------------------------
Gerald W. Wyndorf


*By: /s/ Kenneth D. Walma
     -----------------------
     Kenneth D. Walma,
     Attorney in Fact

                                INDEX TO EXHIBITS

Exhibit

b(9)        Opinion and Consent of Counsel

b(10)(a)    Consent of Morgan, Lewis & Bockius LLP

b(10)(b)    Consent of Independent Accountants


b(13)       Performance Data